UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. _)*

Fortress Investment Group LLC
(Name of Issuer)

Class A shares
(Title of Class of Securities)

34958B106
(CUSIP Number)

December 31, 2007
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[	]	Rule 13d-1(b)
[	]	Rule 13d-1(c)
[ X ]		Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the reminder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 34958B106	Schedule 13G	Page 2 of 5

1	NAME OF REPORTING PERSON Nomura Investment Managers U.S.A., Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐

3	SEC USE ONLY

4	CITENZSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 6 7 8	SOLE VOTING POWER 55,087,666 SHARED VOTING POWER -0- SOLE DISPOSITIVE POWER 55,087,666 SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 55,087,666

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 58.2% of Class A shares outstanding as of November 13, 2007[1]

12	TYPE OF REPORTING PERSON CO

_________________________

[1]

The Class A shares held by the Reporting Person represents approximately 13.5% of the total outstanding voting shares of the Issuer, based on the total number of voting shares that were outstanding as of November 13, 2007.

CUSIP NO. 34958B106	Schedule 13G	Page 3 of 5

Item 1(a).	Name of Issuer:

Fortress Investment Group LLC (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1345 Avenue of Americas, 46th Floor, New York, New York 10105

Item 2(a).	Name of Persons Filing:

Nomura Investment Managers U.S.A., Inc.

Item 2(b).	Address of Principal Business Office:

c/o Nomura Holdings, Inc.
1-9-1, Nihonbashi, Chuo-ku, Tokyo Japan

Item 2(c).	Citizenship:

Delaware

Item 2(d).	Title of Class of Securities:

Class A shares, par value $0.01 per share

Item 2(e).	CUSIP Number: 34958B106

Item 3.	Not applicable.

Item 4.	Ownership.

(a) Amount beneficially owned:

55,087,666

(b) Percent of class:

58.2%

(c) Number of shares to which each Reporting Person has:

(i) Sole power to vote or direct the vote: 55,087,666
(ii) Shared power to vote or direct the vote: -0-
(iii) Sole power to dispose or to direct the disposition of: 55,087,666
(iv) Shared power to dispose of or direct the disposition of: -0-

CUSIP NO. 34958B106	Schedule 13G	Page 4 of 5

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported By the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of a Group.

Not Applicable.

Item 10.	Certification.

Not Applicable.

CUSIP NO. 34958B106	Schedule 13G	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	February 14, 2008

Nomura Investment Managers U.S.A., Inc

BY: Shigeki Fujitani President	/s/ Shigeki Fujitani
Signature